UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________________________________
SCHEDULE 14D-9
(Amendment No. 2)
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Subject Company)

CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Persons Filing Statement)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
15117V109
(CUSIP Number of Class of Securities)
_______________________________________
Anna M. Geyso
Senior Vice President, General Counsel & Secretary
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
Telephone (608) 310-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:
Jonathan Babb
Iman Qasim
Sidley Austin LLP
1 South Dearborn Street
Chicago, Illinois 60603
Telephone (312) 853-7000
Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Cellular Dynamics International, Inc., a Wisconsin corporation (“Cellular Dynamics”, “CDI” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2015, relating to the cash tender offer by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $16.50, net to the seller thereof in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent with the SEC on April 3, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.
Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in Statement.
Item 4. The Solicitation or Recommendation.
Item 4 (“The Solicitation or Recommendation”) of the Statement is hereby amended as follows:
The following disclosure supplements and restates the first paragraph on page 13 of the Statement in the section entitled “The Solicitation or Recommendation-Background of the Offer and the Merger”:
At a telephonic Board meeting held on November 24, 2014, the Company’s management provided an update on the Company’s recent capital raising activities, including discussions regarding potential equity and debt financings, as well as recent discussions with Parent, Party D and Party F regarding potential strategic commercial or other transactions with the Company. Company management advised the Board that in light of ongoing discussions with potential financing sources, the upcoming amortization of principal borrowed under its credit facility and the Company’s anticipated cash needs during 2015, Company management believed that the Company should consider targeting February 2015 for a potential equity or debt financing transaction. With respect to Parent, Mr. R. Palay reported to the Board regarding his meeting with representatives of Parent on November 7, in which he communicated that Parent had an opportunity to complete a strategic commercial transaction with the Company but that there was a limited window of time in which such a transaction would be able to be completed. With respect to Party F, the Company’s management noted that on several occasions over the last several years other representatives of Party F had also previously expressed interest in a collaboration but nothing had resulted. With respect to Party D, the Company’s management reported their impressions that Party D had positive interest in a potential commercial agreement but that any such arrangement would not be likely to be reached before the second half of 2015, if at all. The Board also reviewed materials prepared by J.P. Morgan regarding equity market conditions, comparable company valuations and industry benchmark transactions. Following discussion, it was the consensus of the Board that Company management should continue to prepare for a potential debt or equity financing in February and also to explore a potential transaction with Parent, whether for a joint venture or an acquisition.
The following disclosure supplements and restates the fifth paragraph on page 18 of the Statement in the section entitled “The Solicitation or Recommendation-Background of the Offer and the Merger”:
At a meeting of the Board held in Chicago on March 5, 2015, in which representatives of Sidley Austin participated, Company management reviewed the strategic options being considered by the Board, including the proposed sale transaction with Parent as well as a potential debt or equity financing by the Company. Attorneys from Sidley Austin updated the Board regarding the status of the merger agreement negotiations with Parent, focusing in particular on the price being offered, the inclusion of a “go shop” period, during which a lower termination fee would be payable with a 2.5% termination fee payable thereafter, a bridge loan from Parent to be used to refinance the Company’s existing credit facility, which would become due and payable at the signing of the merger agreement absent a waiver from Sixth Floor, and the terms of the tender and support agreements that Parent had requested that the Company’s directors and officers execute, including the identity of the directors and officers who would execute such agreements. The attorneys from Sidley Austin also discussed relevant fiduciary duty and other considerations regarding the decision whether to engage in additional outreach to third parties who may be potentially interested in acquiring the Company prior to entering into a transaction with Parent. During the discussion, it was noted that the Company had already engaged in a limited market check through its outreach to Party F with no response and discussions with Party H during which the Company was advised that Party H might be interested but only at a premium substantially less than that being offered by Parent, and that Company management was concerned that additional outreach seeking to accelerate the Company’s ongoing discussions with third parties regarding strategic commercial transactions could put those potential transactions at risk. Following this discussion, the Board concluded that Company management should continue to proceed with negotiation of a definitive merger agreement with Parent without additional outreach to other third parties and that, in exchange for securing an increased price per share from Parent, the Board could consider agreeing to Parent’s requests to delete the “go shop” provision. Following this discussion, Company management also updated the Board on the status of discussions relating to the Company’s debt and equity financing plans.
The following disclosure supplements and restates the second full paragraph on page 19 of the Statement in the section entitled “The Solicitation or Recommendation-Background of the Offer and the Merger”:
At a meeting of the Board held in Chicago on March 15, 2015, at which representatives of J.P. Morgan and Sidley Austin were present, Company management updated the Board regarding the status of negotiations with Parent and reviewed the parties’ respective positions on the key open issues, principally price, the inclusion of a “go shop” provision, the amount of the corresponding termination fee, the bridge loan by Parent and the requirement that certain of the Company’s shareholders, including its directors, execute a tender and support agreement. The attorneys from Sidley Austin reviewed for the Board the key terms of the merger agreement, tender and support agreement and proposed bridge loan, and answered questions for the directors regarding their fiduciary duties in the context of an acquisition transaction. The Board also discussed issues associated with employee retention during the period. Company management also provided to the Board a copy of the financial projections that were delivered to Parent in February, which consisted of the projections that had been approved by the Board at its January 20, 2015 meeting with updates to include actual, rather than estimated, 2014 results. A representative of J.P. Morgan next discussed with the Board J.P. Morgan’s preliminary valuation analysis using the financial projections, and answered the directors’ questions regarding the analysis. The representative of J.P. Morgan informed the Board that he did not believe the other parties who had been identified as potential purchasers would be interested in acquiring the Company at the price proposed by Parent. At this time, Company management also provided the Board with an update regarding the status of discussions regarding potential transactions with Party D, Party G and Party H, noting that potential commercial transactions with Party D and Party G were in very early stages and that Party H had indicated it would be willing to proceed with an acquisition strategic transaction only at a much lower price than that offered by Parent. Company management also advised that they did not believe Party G would be interested in an acquisition transaction. Company management then updated the Board regarding the status of its debt and equity financing activities, which Company management had been pursuing as a possible alternative to the proposed transaction with Parent. The Board also received a report regarding a requested valuation of the Company’s intellectual property assets by Ocean Tomo, LLC. The report indicated that Ocean Tomo was unable to value the intellectual property for the therapeutics market and valued the remainder at $25 million. The Board and Company management next discussed how best to approach further price negotiations with Parent. After discussion, the Board directed Company management to negotiate with Parent to attempt to secure a price higher than $15.50 per share.
The following disclosure supplements and restates the last sentence of the third paragraph on page 26 of the Statement in the section entitled “The Solicitation or Recommendation-Opinion of the Company’s Financial Advisor-Public Trading Multiples”:
The 2016E FV/R of Pacific Biosciences of California and Nanostring Technologies, Inc. was 4.56x and 1.79x, respectively.
The following disclosure supplements and restates the last sentence of the third paragraph on page 27 of the Statement in the section entitled “The Solicitation or Recommendation-Opinion of the Company’s Financial Advisor-Selected Transaction Multiples Analysis”:
The FV/LTM R for each target company is set forth below:

Target	FV/LTM R
Caliper Life Sciences, Inc.	4.3x
eBioscience, Inc.	4.4x
Complete Genomics, Inc.	5.3x
Ingenuity Systems, Inc.	5.3x
DVS Sciences, Inc.	7.9x
ProteinSimple	5.3x

The following disclosure supplements and restates the first sentence of the first full paragraph on page 29 of the Statement in the section entitled “The Solicitation or Recommendation-Opinion of the Company’s Financial Advisor”:
For services rendered in connection with the Offer and the Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $5.7 million, of which $0.75 million became payable upon the earlier of the public announcement of the Offer and the Merger and the delivery of J.P. Morgan’s opinion and the remaining $4.95 million of which will become payable only if the Offer and the Merger are consummated.
The following disclosure supplements and restates the second full paragraph on page 29 of the Statement in the section entitled “The Solicitation or Recommendation-Opinion of the Company’s Financial Advisor”:
In addition, during the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Parent. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on the Company’s initial public offering in July 2013. The total fees paid to J.P. Morgan by the Company for all such services rendered during the two years preceding the date of J.P. Morgan’s opinion is approximately $2.3 million. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have provided treasury and securities services and asset and wealth management services to Parent, for which J.P. Morgan and such affiliates have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.
The following disclosure supplements and restates the first sentence and table immediately following such sentence on page 30 of the Statement in the section entitled “The Solicitation or Recommendation-Financial Projections”:
The following table summarizes the financial projections for years 2015 through 2019 that were provided to the Board, J.P. Morgan and Parent.

	($ in '000s)
	2015E	2016E		2017E	2018E	2019E
Total Revenues	$33,432	$43,661	(1)	$51,969	$63,519	$80,770
Total Operating Expenses	$52,948	$53,035		$52,696	$55,307	$59,771
Net Income (Loss) from Operations	$(19,516)	$(9,374)		$(727)	$8,212	$20,999

(1)	This includes one additional quarter of revenue in the amount of approximately $215,000 relating to the Company’s existing agreement with one customer that should not have been included.
The following table summarizes additional financial projections for years 2015 through 2019 that were provided to the Board and J.P. Morgan, but not Parent (except as noted below).

	($ in millions)
	2015E	2016E	2017E	2018E	2019E
Income Tax	$—	$—	$—	$(2.9)	$(7.3)
Depreciation & Amortization	$2.1	$2.3	$1.3	$1.2	$1.1
Capital Expenditures (1)	$(1)	$(1)	$(0.5)	$(0.5)	$(0.5)
Change in Net Working Capital	$1.1	$1.8	$(1.9)	$(2.2)	$(2.7)
Payments to Acquire Licenses (1)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)

(1)	These line items were provided to Parent combined as one line item

The following disclosure supplements and restates the last sentence and table immediately following such sentence on page 31 of the Statement in the section entitled “The Solicitation or Recommendation-Financial Projections”:
The following table summarizes the financial projections for years 2020 through 2025 that were prepared based upon the guidance of Company management solely for purposes of J.P. Morgan’s analysis and which were provided to J.P. Morgan and the Board, but not to Parent.

	($ in millions)
	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenues	$101	$121.2	$139.3	$153.3	$160.9	$164.9
Total Operating Expenses	$74.3	$89.2	$102.5	$112.8	$118.4	$121.4
Net Income (Loss) from Operations	$26.7	$32	$36.8	$40.5	$42.5	$43.6
Income Tax	$(9.3)	$(11.2)	$(12.9)	$(14.2)	$(14.9)	$(15.2)
Depreciation & Amortization	$1.5	$1.8	$2.1	$2.3	$2.4	$2.5
Capital Expenditures	$(0.7)	$(1)	$(1.4)	$(1.8)	$(2.1)	$(2.4)
Change in Net Working Capital	$(3.2)	$(3.2)	$(2.9)	$(2.2)	$(1.2)	$(0.6)
Payments to Acquire Licenses	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)	$(0.5)
The following table shows the estimated unlevered free cash flow for years 2015 through 2025 that were prepared based upon the guidance of Company management solely for purposes of J.P. Morgan’s analysis and which were provided to J.P. Morgan and the Board, but not to Parent.

	($ in millions)
	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow	$(17.8)	$(6.8)	$(2.3)	$3.4	$11.0	$14.4	$17.9	$21.2	$24.1	$26.2	$27.3
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Item 5 (“Persons/Assets, Retained, Employed, Compensated or Used”) of the Statement is hereby amended as follows:
The following disclosure supplements and restates the second sentence of the first paragraph on page 32 of the Statement in the section entitled “Persons/Assets, Retained, Employed, Compensated or Used -J.P. Morgan”:
 Pursuant to the terms of the Engagement Letter, the Company agreed to pay J.P. Morgan a fee of approximately $5.7 million in connection with the transactions contemplated by the Merger Agreement, of which $0.75 million became payable upon the earlier of the public announcement of the Offer and the Merger and the delivery of J.P. Morgan’s opinion and the remaining $4.95 million of which will become payable only if the Offer and the Merger are consummated.
Item 8. Additional Information
    Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following at the end of the section entitled “Additional Information- Certain Litigation”:
On April 15, 2015, a third putative class action lawsuit was filed in the Circuit Court of Dane County, Wisconsin, Civil Division (Cregg v. Cellular Dynamics International, Inc. et al., Case No.: 15CV0994).  Based on allegations similar to those in the Gordon complaint, the Cregg complaint asserts similar claims and seeks similar relief on behalf of the same putative class and also asserts derivative claims on behalf of the Company.
On April 22, 2015, the Company entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the Gordon, Kahl and Cregg actions, which sets forth the parties’ agreement in principle for settlement. The Company believes that no further disclosure is required to supplement this Statement under applicable laws; however, to avoid the risk that the Gordon, Kahl or Cregg actions may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending such actions, the Company has agreed, pursuant to the terms of the MOU, to (i) make certain supplemental disclosures in this Statement, which are set forth in Amendment No. 2 to this Statement and (ii) pay or cause to be paid certain attorneys’ fees and expenses sought by plaintiffs subject to approval by the Court. Pursuant to the MOU, subject to certain confirmatory discovery by the plaintiffs in such actions, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Circuit Court of Dane County, Wisconsin following the filing of Amendment No. 2 to this Statement. There can be no assurance that the settlement will be finalized or that the Circuit Court of Dane County, Wisconsin will approve the settlement.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cellular Dynamics International, Inc.

By:	/s/ Robert J. Palay
Robert J. Palay
Chairman of the Board and Chief Executive Officer

Dated: April 22, 2015